Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Jetwire	TUESDAY, MAY 21
2013

Performance Statistics

On-Time Experience

American	Mon	MTD	Target
D-0	49.6	59.3	64.5
A+14	71.5	80.3	80.3

Eagle
D-0	55.0	63.0	69.0
A+14 DOT	65.8	75.2	75.9

Every Bag Counts

American	Mon	MTD*	DOT Standard
	3.05	2.58	2.50

* DOT claims per 1000 customers

Announcements

» Oklahoma City Update

In light of Monday’s devastating storms in the Oklahoma City area, we wanted to provide you with an update on our team members. We are grateful to share that all of our Oklahoma City family is safe and accounted for. However, some lost personal possessions and some extended family members have lost housing. Our Customer group has identified Agents from Dallas/Fort Worth who are willing to help out the Oklahoma City operation so these team members can focus on their families and loved ones. There are numerous ways that you can help. Find out more on classic Jetnet.

» Safety Poster Art Contest Offers Chance to Win Apple iPad Mini

June is National Safety Month, and Safety, Security & Environmental’s Employee Safety Department is sponsoring its third annual Safety Poster Contest. The contest is open systemwide to children of American and American Eagle employees. Young artists ages 6-17 can enter their artwork for a chance to win an Apple iPad Mini. Employees without a child in the specified age range can sponsor one. The deadline for entries in this year’s contest is Tuesday, July 2. For full contest rules and an entry form, visit the Employee Safety page.

» Let’s Give a Round of Applause

“This is my third opportunity to enjoy being selected as an Applause winner; and only proves that we in Premium Services truly have unique opportunities to make a difference in the customer experience,” said Tracy Schaaf, Premium Services Representative – ZRH, upon learning she was an Applause winner. Check out the April Applause recognition highlights on Jetnet.

AMR in the News

From FoxNews.com

New American Planes Give Foreign Carriers Serious Competition

For years now, profitable foreign-based airlines have offered newer, more luxurious aircraft than their U.S.-based competitors. But finally, the remaining legacy U.S. airlines are stepping up their game to compete with foreign-based carriers. You can experience this new world of air travel on American’s new Boeing 777-300ER. It’s a really cool ride on the 777-300ER, which currently flies, or will soon fly from, New York JFK, Dallas/Fort Worth and Los Angeles to London Heathrow, and both New York JFK and Dallas/Fort Worth to Sao Paulo. And lest you think that the goodies are confined to business and first class only, a ride on the 777-300ER will dispel that quickly. All cabins have new inflight entertainment and WiFi. But not just any entertainment or WiFi. The programming is amazingly extensive and hip, and the WiFi works domestically, as well as internationally.

Industry News

From Reuters

Emissions Deal May Not Come Before EU Deadline

Hope is fading for a global deal to regulate the airline industry’s greenhouse gas emissions ahead of a September deadline. Last November, the European Union (EU) suspended its controversial Emissions Trading Scheme (ETS) to force all airlines to buy carbon credits for any flight arriving in or departing from European airspace. The scheme pitted European states against China, India, the United States and others, who said it violated their sovereignty. The EU said it had to act, after more than a decade of inaction on the environmental impact of aviation. European officials gave the United Nations’ agency that governs aviation, the International Civil Aviation Organization (ICAO), more time to craft a compromise in the form of a global-regulatory regime. European officials have vowed to bring the ETS back into force unless they see real progress by the ICAO assembly, which runs Sept. 24 to Oct. 4. But there is still disagreement on how to charge for emissions from flights that cross borders; how to deal fairly with developing countries; and whether airlines, states or both should be subject to regulation. All those issues have stalled efforts to reach a compromise.

From the Fort Worth Star-Telegram

KLM Restarts Daily DFW-Amsterdam Service

Dallas/Fort Worth welcomed back KLM on Friday as the Dutch carrier restarted its seasonal-daily service to Amsterdam. More than 85 percent of the customers on the flight connect to other destinations in Europe. The service is expected to continue through October.

Crude Oil and Jet Fuel

Closing Fuel Prices for Monday, May 20

Crude oil was $96.71 a barrel, up $0.69 from the previous day.

Jet fuel price was $117.71 a barrel, up $0.32.

Merger Q&A

Q. Will American continue investing in fleet renewal efforts, technologies and other products as the airline has in the last 18 months?

A. Absolutely. Together, American and US Airways will have even greater ability to invest in our business. We expect to continue to introduce new products and technologies to deliver a comfortable, connected travel experience for our customers.

JETWIRE is published by Communications, Editor – Lance Goulet, email: jetwire@aa.com

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which includes a preliminary proxy statement of US Airways that also constitutes a prospectus of AMR. US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A, and AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. Investors and security holders of US Airways are urged to read the PRELIMINARY proxy statement/prospectus and other relevant documents that will be filed with the SEC (including the definitive proxy statement/PROSPECTUS) carefully and in their entirety when they become available because they contain important information about the proposed transaction. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and other documents containing important information about AMR and US Airways (including the definitive proxy statement/prospectus), once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/prospectus related to the proposed transaction, which is included in the Form S-4 that was filed with the SEC on April 15, 2013 and amended on May 20, 2013. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/prospectus related to the proposed transaction, which is included in the Form S-4 that was filed with the SEC on April 15, 2013 and amended on May 20, 2013. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation may also be included in the definitive proxy statement/prospectus and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: the challenges and costs of the proposed transaction, including integrating operations and achieving anticipated synergies; the price of, market for and potential market price volatility of common stock of the ultimate parent entity following the closing of the proposed transaction; significant liquidity requirements and substantial levels of indebtedness of the combined company following the closing; potential limitations on the use of certain tax attributes following the closing; failure of the proposed transaction to be completed; and other economic, business, competitive, and/or regulatory factors affecting the business of the combined company after the closing and the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement and the proxy statement/prospectus related to the proposed transaction. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.